SUN LIFE FINANCIAL APPOINTS PRESIDENT FOR U.S. OPERATIONS

(TORONTO, February 19, 2003) — Sun Life Financial Services of Canada Inc. (NYSE, TSX: “SLF”) announced today the appointment of Robert C. Salipante as President, Sun Life Financial U.S., effective February 25, 2003. Mr. Salipante will be based at the Company’s U.S. headquarters in Wellesley Hills, Mass., and will report to C. James Prieur, President and Chief Operating Officer, Sun Life Financial.

“We are delighted to have someone with the track record of success that Bob has taking the helm of our U.S. operations,” said Mr. Prieur. “Over the course of his career, Bob has had direct experience with each of the businesses in which Sun Life Financial competes in the U.S., enabling him to make an immediate contribution to our growth strategy.”

Mr. Salipante will succeed James A. McNulty III, who will retire effective June 30, 2003. Mr. McNulty informed the Company in 2002 of his intention to retire, and he was actively involved in the selection of his successor. He has agreed to remain on the Board of Directors of Sun Life Assurance Company of Canada (U.S.).

Most recently, Mr. Salipante held the position of President and General Manager, U.S. Financial Services with ING. He joined the insurance industry in 1992 as Senior Vice-President and Chief Financial Officer with Reliastar Financial Corporation, shortly after its demutualization. At Reliastar he was appointed to several leadership positions, including responsibility for Strategic Marketing and Technology, Individual Insurance and Personal Financial Services. In 1999, he was promoted to President and Chief Operating Officer, the position he held until Reliastar was acquired by ING.

Mr. Salipante is a graduate of the University of Michigan, where he earned a Bachelor of Arts in Economics, and Massachusetts Institute of Technology Sloan School of Management, from which he received a Masters of Science, majoring in Management.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2002, the Sun Life Financial group of companies has total assets under management of CDN $360.6 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

Media contact:	Investor Relations contact:
John Vincic (416) 979-6070	Ann Hildebrand (416) 204-8163